15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

January 16, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH

Form 10-K for the fiscal year ended January 28, 2017

Response Dated December 4, 2017

File No. 001-35720

Dear Ms. Thompson:

On behalf of RH (the “Company”), this letter responds to your letter, dated January 2, 2018 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill and Long-Lived Assets, page 58

1.	We note your response to comment 3, along with your response to comment 5 in our letter dated September 20, 2017. We have the following comments:

•	You previously indicated that your CODM reviewed certain financial information for components of your RH operating segment, but such information was not

Ms. Jennifer Thompson

Securities and Exchange Commission

January 16, 2018

prepared in accordance with GAAP. Please describe to us any non-GAAP profitability metrics that your CODM reviews for components of your RH operating segment, including describing the metric, describing the components of the operating segment for which the metric is presented, and describing how often the CODM reviews the metric. Your response should address the non-GAAP merchandise margin metric referred to in your prior responses, along with any other non-GAAP profitability metrics that your CODM reviews for components of your RH operating segment.

Response:

The Company advises the Staff that the following non-GAAP metrics are reviewed by the CODM:

Non-GAAP Metric	Frequency of Reporting to the CODM	Description	Level of Reporting
Adjusted Net Income	Quarterly or As Requested	Net income adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Such metric is reviewed on an adjusted basis in order to have comparable financial results to analyze changes in the underlying business from quarter to quarter.	Consolidated

Adjusted Operating Income	Quarterly or As Requested	Operating income adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Such metric is reviewed on an adjusted basis in order to have comparable financial results to analyze changes in the underlying business from quarter to quarter.	RH Segment Waterworks Consolidated

Adjusted EBITDA	Quarterly or As Requested	Earnings before interest, tax, depreciation and amortization on an adjusted basis. Such metric is reviewed on an adjusted basis in order to have comparable financial results to analyze changes in the underlying business from quarter to quarter.	RH Segment Waterworks Consolidated

Individual Store P&L Statements	Monthly	Retail 4-wall contribution; revenue from websites and Source Books are not allocated to individual store P&Ls, nor are any corporate allocations of expense.	Stores within RH Segment

Demand Merchandise Margin & Shipped Merchandise Margin	Daily

Merchandise margin for demand (orders placed) and shipped sales.

Demand Merchandise Margin = average-weighted cost / demand

Shipped Merchandise Margin = average-weighted cost / shipped sales

The above metrics are not the same as the metrics reported externally as “gross margin” as these non-GAAP merchandise margin metrics do not reflect all costs that are taken into account when determining GAAP gross margin.

RH Core RH B&C + Teen RH Outlet RH Contract RH Hospitality

Ms. Jennifer Thompson

Securities and Exchange Commission

January 16, 2018

Non-GAAP Metric	Frequency of Reporting to the CODM	Description	Level of Reporting

These non-GAAP metrics are determined using the following components, which are defined internally as follows:

Demand: orders placed; excludes cancellations, exchanges and returns.

Shipped sales: orders shipped; excludes revenue deferral, cancellations, returns and certain discounts.

Average-weighted cost: product cost paid to vendors and estimated duty and freight costs; excludes other significant costs such as COGS deferral, purchase price variance adjustments, and various inventory adjustments such as LCM, obsolescence and actual inbound freight costs.

•	For each non-GAAP metric identified above, please tell us whether the metric is ever presented to your Board of Directors or investors, and if so, tell us how often the metric is presented.

Response:

The metrics from the above listing that are regularly presented to our Board of Directors are Adjusted Net Income and Adjusted EBITDA, both of which are presented quarterly on a consolidated basis for the Company. Occasionally in the past the Board of Directors was presented with the merchandise margin metrics, however, this metric has not been provided to the Board of Directors since October 2016.

The metrics from the above listing that are regularly presented to our investors within our Form 8-K, Form 10-Q or Form 10-K filings are Adjusted Net Income and Adjusted Operating Income. Adjusted Net Income is presented quarterly on a consolidated basis for the Company. Adjusted Operating Income is presented quarterly for the RH Segment, Waterworks and on a consolidated basis for the Company.

Historically, we disclosed Adjusted EBITDA to investors as part of our periodic reports and earnings releases during the first several years after our initial public offering through the filing of our first quarter fiscal year 2014 Form 10-Q.

•

For each non-GAAP metric identified above, please tell us in more detail how you determined the metric did not constitute discrete financial information used by the CODM to allocate resources and assess the performance of the RH operating segment. Please note that ASC 280 does not require such financial information to

Ms. Jennifer Thompson

Securities and Exchange Commission

January 16, 2018

include all expenses, to be on a GAAP basis, or to be “complete discrete financial information” as referenced in your prior response. To assist us in understanding your response, please tell us in detail how you applied ASC 280 to conclude that the RH segment is a single operating segment rather than components of the RH segment representing multiple operating segments.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that discrete financial information is available to the CODM at the individual store level via the monthly individual store P&L statements. As of January 28, 2017, the RH Segment had 98 store locations for which the CODM received individual store P&L statements. Decisions made by the CODM to assess performance and allocate resources using the individual store P&L statements are based on assessments made for a single store location, and are not indicative of decisions made for the entire store fleet.

Similarly, merchandise margin metrics do not constitute discrete financial information as these metrics are not used by the CODM to assess the performance and make resource allocation decisions of the RH operating segment, as described in ASC 280. Instead, as described below, such metrics are used to make merchandise pricing decisions and guide current efforts to improve cash flow across the business.

•	If not addressed in your response to the bullet points above, please clearly explain to us how the CEO uses the component-level non-GAAP metrics that were referenced in your response to comment 5 in our letter dated September 20, 2017 to make decisions.

Response:

Although the financial metrics mentioned above are available for components of the Company’s operating segments, such metrics are not used to allocate resources or assess performance of a component. Rather, the metrics are used primarily to (1) make strategic operating decisions at individual retail 4-wall locations, (2) make merchandise pricing decisions and (3) guide current efforts to improve cash flow across the business.

For example, following the recent opening of a new Design Gallery, the Company tracked the actual sales performance of such new Design Gallery and its operating results versus expectations based on historical store level financial results. As a result of the review of such information by the CODM and RH management team, certain strategic operating decisions were adjusted for the Gallery in order to increase its operational effectiveness, including (1) modification of the store operating hours, (2) changes to the level of store associate staffing requirements during the business day and (3) changes to the valet parking offered at the Gallery.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 16, 2018

Further, review of the merchandise margin metrics helps to inform the management team’s merchandise pricing decisions and to support the Company’s current efforts to generate more cash flow in its business through strategies including rationalizing SKU count and reducing overall levels of inventory by selling slower moving, discontinued and other inventory through markdowns and through the outlet channel. Analysis of these metrics similarly helps to improve our initiatives to optimize the Company’s distribution network and improve our distribution and delivery of merchandise. By utilizing such metrics to inform operational decisions about the business, the CODM and management expect that these improvements will result in operational efficiencies in the handling and transportation of merchandise and will enable us to achieve greater efficiency and lower requirements for carrying inventory to meet customer demand.

2.	We note your response to comment 4, including that you sometimes record impairment charges in connection with specific store locations. Please tell us whether you classify these long-lived assets as Held and Used, and if so, explain to us in reasonable detail your methodology for calculating Step 1 of the impairment test in accordance with ASC 360 since you do not track cash flows at the store level.

Response:

During fiscal 2013, the Company commenced certain aspects of the real estate transformation that it is currently pursuing. One element of this transformation strategy includes the elimination of legacy stores in areas 1) that were not identified as long term strategic markets, 2) where multiple locations existed in one broader geographic market or 3) where there was a store adjacent to the location of a new Design Gallery location. This strategy has resulted in the closure of 19 RH Segment legacy locations from the beginning of fiscal 2013 to the end of fiscal 2016. The Company intends to transition substantially all legacy galleries, which have nominal remaining investments, to larger format Design Galleries as part of its real estate transformation. The remaining legacy stores have generally been closed concurrently with the opening of a new Design Gallery in the same market.

As indicated in the Company’s response to comment 1 above, discrete financial information is available at the individual store level via the monthly individual store P&L statements. Such information is used to review the operating performance of the individual stores and make strategic operating decisions. For example, the performance of the newly opened large format Design Galleries are reviewed monthly on an individual store basis by the Chief Real Estate and Development Officer, as well as by other members of the RH leadership team, and the real estate team to evaluate the performance of the Company’s real estate strategy and the success of specific initiatives. Based on the strong financial performance of the Company and favorable real estate economics, management has not identified any indicators of impairment for its individual store locations during the last three fiscal years.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 16, 2018

During fiscal 2016 and fiscal 2017, certain business decisions were made by the Company which resulted in management’s review of specific Gallery locations and product lines for impairment. The below examples represent such decisions and the resulting impairment charges recorded, as applicable.

Toronto Gallery – During the first quarter of fiscal 2017, the Company committed to a plan to sell the building and land at one of its owned retail Galleries, resulting in a reclassification of building and land from property and equipment to asset held for sale on the consolidated balance sheets as of April 29, 2017. The Company performed an assessment and determined that based on management’s best estimate, the selling price of the building and land would be greater than the current net book value of the asset, which was $8.2 million as of April 29, 2017. As a result, no impairment charge was recorded during the three months ended April 29, 2017. In May 2017, the Company completed the sale of the building and land for approximately $10.2 million.

RH Contemporary Art Gallery – During the fourth quarter of fiscal 2016, the Company initiated and executed a plan to integrate the RH Contemporary Art (“RHCA”) product line into the broader RH platform and no longer operated RHCA as a separate division. As a result, the Company incurred restructuring related costs, including loss on disposal of capitalized property and equipment of $5.5 million. Such impairment was equivalent to the net book value of the related assets at the time the decision was made to integrate RHCA. Due to the nature of the decision and the immediate impairment, the assets were not classified as held and used.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

President, Chief Financial and Administrative Officer